

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

September 18, 2017

Via E-mail
Mr. Atish Shah
Chief Financial Officer
Xenia Hotels & Resorts, Inc.
200 S. Orange Avenue, Suite 2700
Orlando, FL 32801

> **Re:** **Xenia Hotels & Resorts, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed February 28, 2017**
> **File No. 001-36594**
>
> **Form 8-K**
> **Filed August 8, 2017**
> **File No. 001-36594**

Dear Mr. Shah:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed August 8, 2017

Exhibit 99.1

1.   In future filings, please revise your presentation of Same-Property Hotel EBITDA as follows:

   a.   Describe the source of pre-acquisition results and any adjustments made to those results. In addition, please consider disclosing whether the pre-acquisition results were audited or reviewed by your auditors as indicated in your response.

   b.   To the extent that you continue to present Same-Property Hotel EBITDA or other measures that include pre-acquisition results, please revise your disclosure to provide an explanation as to why management believes Same-Property Hotel EBITDA provides useful information to investors. Reference is made to Item 10(e)(i)(C) of Regulation S-K.

2.   We note that on page 16 you present a schedule of same-property hotel revenues and hotel operating expenses to arrive at Hotel EBITDA, which include the pre-acquisition results of certain acquired properties. Please remove or revise this schedule in future filings as it does not appear to be in compliance with Item 10(e) of Regulation S-K. To the extent that you revise this schedule, please present your same-property hotel revenues and operating expenses on a GAAP basis, adjusted for acquisitions and other items, as applicable, to arrive at comparable results.

3.   We note that on page 18 you disclose key performance indicators (i.e. Occupancy, ADR, and RevPAR) on a same-property basis that include pre-acquisition results. Please include balancing disclosure throughout future filings of these indicators excluding pre-acquisition amounts.

4.   We note that on page 18 you exclude corporate expenses from Same-Property Hotel EBITDA. Please revise your disclosure in future filings to discuss why you exclude corporate expenses from Same-Property Hotel EBITDA.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or the undersigned at (202) 551-3468 with any questions.

Sincerely,

/s/ Wilson K. Lee

Wilson K. Lee
Senior Staff Accountant
Office of Real Estate and
Commodities